UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL NET LEASE, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

379378201
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379378201	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,300,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,300,353
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,300,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON MWM PIC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,620,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,620,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,620,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON MWM I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON AR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON American Realty Capital Global II Special LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,799,562
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,799,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,799,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 404,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 404,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,560
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 11 of 18

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Global Net Lease, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 650 Fifth Avenue, 30th Floor, New York, New York, 10019.

Item 2. Identity and Background.

(a) This statement is filed by (i) Bellevue Capital Partners, LLC, a Delaware limited liability company (“Bellevue Capital Partners”), (ii) MWM PIC, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bellevue Capital Partners (“MWM”), (iii) MWM I, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bellevue Capital Partners (“MWM I”), (iv) AR Global Investments, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bellevue Capital Partners (“AR Global”), (v) AR Capital, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Bellevue Capital Partners, (“AR Capital”), (vi) American Realty Capital Global II Special LP LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AR Global (“ARC SLP”), (vii) Mr. Nicholas S. Schorsch, the sole managing member of Bellevue Capital Partners, (viii) the Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust, a grantor retained annuity trust for the benefit of Mr. Schorsch (the “2016 GRAT”) and (ix) Edward M. Weil, Jr., the Chief Executive Officer of AR Global and Chief Executive Officer of the Issuer. Bellevue Capital Partners is the sole member of AR Global, AR Capital, MWM and MWM I. AR Global is the sole member ARC SLP.

The name of each executive officer of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital and ARC SLP is set forth in Schedule I hereto, which is incorporated herein by reference. Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital, ARC SLP, Mr. Schorsch, the 2016 GRAT and Mr. Weil are collectively referred to as the “Reporting Persons.”

(b) The address of each of the Reporting Persons and the executive officers set forth on Schedule I is 222 Bellevue Avenue, Newport, RI 02840.

(c) The principal business of Bellevue Capital Partners is diversified investments and asset management and operations. The principal business of MWM, MWM I and AR Global is asset management. The principal business of AR Capital is a holding company. The principal business of ARC SLP is a holding company. Mr. Schorsch’s principal occupation is Managing Member of Bellevue Capital Partners. Mr. Weil’s principal occupation is Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer and Chief Executive Officer of AR Global. The principal occupation of each executive officer of Bellevue Capital Partners, MWM, AR Global, AR Capital and ARC SLP is set forth in Schedule I hereto, which is incorporated herein by reference.

(d) During the last five years, (i) none of the Reporting Persons, (ii) to the best of Bellevue Capital Partners’ knowledge, none of the executive officers of Bellevue Capital Partners listed in Schedule I hereto, (iii) to the best of MWM’s knowledge, none of the executive officers of MWM listed in Schedule I hereto, (iv) to the best of MWM I’s knowledge, none of the executive officers of MWM I listed in Schedule I hereto, (v) to the best of AR Global’s knowledge, none of the executive officers of AR Global listed in Schedule I hereto, (vi) to the best of AR Capital’s knowledge, none of the executive officers of AR Capital listed in Schedule I hereto, and (vii), to the best of ARC SLP’s knowledge, none of the executive officers of ARC SLP listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 379378201	SCHEDULE 13D	Page 12 of 18

(e) Other than as set forth herein, during the past five years, (i) none of the Reporting Persons, (ii) to Bellevue Capital Partners’ knowledge, none of the executive officers of Bellevue Capital Partners listed in Schedule I hereto, (iii) to MWM’s knowledge, none of the executive officers of MWM listed in Schedule I hereto, (iv) to MWM I’s knowledge, none of the executive officers of MWM I listed in Schedule I hereto, (v) to AR Global’s knowledge, none of the executive officers of AR Global listed in Schedule I hereto, (vi) to AR Capital’s knowledge, none of the executive officers of AR Capital listed in Schedule I hereto, and (vi), to ARC SLP’s knowledge, none of the executive officers of ARC SLP listed in Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In relation to certain disclosures in connection with the merger of American Realty Capital Properties, Inc. (“ARCP”) and American Realty Capital Trust III, Inc. nine (9) years ago and the merger of ARCP and American Realty Capital Trust IV, Inc. eight (8) years ago, Mr. Schorsch, without admitting or denying any of the allegations made against him, reached a settlement with the SEC. As part of the settlement, entered into in July 2019, the SEC did not make any findings of or allege any intentional misrepresentations or willful misconduct on the part of Mr. Schorsch. The settlement enjoined Mr. Schorsch from violating certain provisions of the federal securities laws and included other provisions.

(f) Each of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital, and ARC SLP is a limited liability company organized under the laws of the State of Delaware. Mr. Schorsch and Mr. Weil are citizens of the United States. The citizenship of each executive officer of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital and ARC SLP is set forth in Schedule I hereto, which is incorporated herein by reference.

As described in Item 5, each of the Reporting Persons expressly disclaims that they constitute a “group” for the purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder.

Item 3. Source and Amount of Funds or Other Consideration.

On September 12, 2023, the transactions contemplated by (1) that certain Agreement and Plan of Merger, dated May 23, 2023 (the “REIT Merger Agreement”), by and among Global Net Lease, Inc., a Maryland corporation (“GNL” or the “Company”), Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (“GNL OP”), Osmosis Sub I, LLC, a Maryland limited liability company and wholly-owned subsidiary of GNL (“REIT Merger Sub”), Osmosis Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of GNL OP (“OP Merger Sub”), The Necessity Retail REIT, Inc., a Maryland corporation (“RTL”) and The Necessity Retail REIT Operating Partnership, L.P., a Delaware limited partnership (“RTL OP”) (such transactions, the “REIT Merger”), and (2) that certain Agreement and Plan of Merger, dated May 23, 2023 (the “Internalization Agreement”) by and among GNL, RTL, GNL Advisor Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL OP (the “GNL Advisor Sub”), GNL PM Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL OP (the “GNL PM Sub”), RTL Advisor Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL OP, RTL PM Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL OP (the “RTL PM Sub”), GNL OP, RTL OP, AR Global, Global Net Lease Special Limited Partnership, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of AR Global (“GNL SLP”), Necessity Retail SLP, Global Net Lease Advisors, LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL SLP (“GNL Advisor”), Global Net Lease Properties, LLC, a Delaware limited liability company and a wholly-owned subsidiary of GNL SLP (“GNL Property Manager”), Necessity Retail Advisors, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Necessity Retail SLP (“RTL Advisor”), and Necessity Retail Properties, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Necessity Retail SLP (“RTL Property Manager”), entered into for the purposes of effecting an internalization of the advisory and property management functions of GNL and GNL OP post-REIT Merger (collectively, the “Internalization” and together with the REIT Merger, the “Transactions”) were consummated.

CUSIP No. 379378201	SCHEDULE 13D	Page 13 of 18

Pursuant to the terms and conditions of the REIT Merger Agreement, at the effective time of the REIT Merger on the Closing Date (the “REIT Merger Effective Time”), RTL merged with and into REIT Merger Sub, with REIT Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GNL, and immediately after the REIT Merger Effective Time, OP Merger Sub merged with and into RTL OP, with RTL OP continuing as the surviving entity. Pursuant to the terms and conditions of the Internalization Agreement, at the effective time of the Internalization (the “Internalization Effective Time”), (i) GNL Advisor Sub merged with and into GNL Advisor, with GNL Advisor continuing in existence; (ii) GNL PM Sub merged with and into GNL Property Manager, with GNL Property Manager continuing in existence; (iii) RTL Advisor Merger Sub LLC merged with and into RTL Advisor, with RTL Advisor continuing in existence; and (iv) RTL PM Sub merged with and into RTL Property Manager, with RTL Property Manager continuing in existence.

In connection with the Transactions, an aggregate of 34,234,048 shares of Common Stock were issued to the Reporting Persons.

Item 4. Purpose of Transaction.

The information set out in Item 3 of this Schedule 13D are hereby incorporated herein by reference.

Registration Rights and Stockholders Agreement

In connection with the Internalization Agreement, on September 12, 2023, GNL and AR Global, GNL SLP, and Necessity Retail SLP, Bellevue Capital Partners, ARC SLP, Nicholas S. Schorsch, Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust, MWM I, Shelley D. Schorsch, Edward M. Weil, Jr., William M. Kahane, and AR Capital (collectively, the “Advisor Holders”) entered into a Registration Rights and Stockholders Agreement (the “Registration Rights and Stockholders Agreement”). Pursuant to the Registration Rights and Stockholders Agreement, GNL has agreed to, as soon as possible following the closing of the Transactions, file a registration statement or prospectus supplement providing for the registration and sale of any shares of Common Stock beneficially owned by the Advisor Holders at the time of such filing (the “Resale Registration Statement”). GNL is required to use its reasonable best efforts to keep the Resale Registration Statement continuously effective for the period beginning on the date which the Resale Registration Statement becomes effective and ending on the earlier of (i) the date on which all of the Advisor Holders’ shares of Common Stock may be resold without volume or manner of sale limitations pursuant to Rule 144, and (ii) the date that all of the Advisor Holders’ shares of Common Stock registered under the Resale Registration Statement have been disposed of or withdrawn. Pursuant to the terms of the Registration Rights and Stockholders Agreement, the Advisor Holders are permitted to transfer their shares of Common Stock to each of AR Capital Global Holdings, LLC and Bellevue Capital Partners, who may in turn distribute the share to its members, who may also transfer the shares to their family members, all of whom will be permitted successors and assigns to the rights and obligations under the Registration Rights and Stockholders Agreement with respect the transferred shares.

Amendments and Supplements

During the period that the Resale Registration Statement is effective, GNL will prepare and file with the SEC such amendments and supplements as may be necessary to keep the Resale Registration Statement effective and to comply with provisions of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the disposition of the Advisor Holders’ shares of Common Stock. GNL will file, as promptly as practicable and in any event within 20 business days, any supplement or post-effective amendment to add the Advisor Holders’ shares of Common Stock to any shelf registration statement as is reasonably necessary to permit the sale of the Advisor Holders’ shares of Common Stock.

Underwritten Offerings

The Registration Rights and Stockholders Agreement provides the Advisor Holders with demand rights for an underwritten offering of their shares of Common Stock. GNL has agreed to reasonably cooperate with any such

CUSIP No. 379378201	SCHEDULE 13D	Page 14 of 18

request and to take all other reasonable actions in connection therewith, including entering into certain agreements (including an underwriting agreement in customary form), making customary representations and warranties to the underwriters with respect to GNL’s business and the registration statement, obtaining customary opinions and negative assurance letters of counsel, obtaining customary “cold comfort” letters and updates thereof from GNL’s independent registered public accountants (to the extent permitted by applicable accounting rules and guidelines), and filing any supplements to the registration statement as may be necessary in order to enable the Advisor Holders’ shares of Common Stock to be distributed in the underwritten offering.

If the Advisor Holders desires to engage in a block trade or bought deal pursuant to a shelf registration statement, the Advisor Holders may notify GNL of such block trade not less than five business days prior to the day such offering is first anticipated to commence. Upon such request, GNL will use its reasonable best efforts to facilitate the block trade or bought deal (which may close as early as two business days after the date it commences).

Piggyback Registration

Under the Registration Rights and Stockholders Agreement, the Advisor Holders have been granted certain piggyback registration rights. In particular, subject to certain specified exceptions, including sales by GNL in an “at-the-market” offering, if GNL proposes to conduct a registered offering or proposes to file a registration statement under the Securities Act with respect to an offering of its common equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, its common equity securities, then GNL will give written notice of such proposed offering to the Advisor Holders not less than three business days before the filing date of such registration statement or, in the case of an underwritten offering pursuant to a shelf registration statement, the launch date of such offering and include in such registered offering such number of the Advisor Holders’ shares of Common Stock as the Advisor Holders may request.

Sale and Transfer Restrictions

Under the Registration Rights and Stockholders Agreement, the Advisor Holders are prohibited from transferring any shares of Common Stock issued pursuant to the Internalization on or before the date that is six months from the Internalization Merger Effective Time (as defined in the Registration Rights and Stockholders Agreement) without the prior written consent of GNL. Notwithstanding the foregoing, AR Global may, beginning on the date that is 30 days following the Internalization Merger Effective Time, sell such shares of Common Stock issued pursuant to the Internalization in transactions generating net proceeds of up to $85 million, provided that, during any three-month period, the amount of such shares transferred by AR Global will not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly reported trading volume of Common Stock during the 4 weeks preceding the date of such transfer. The Registration Rights and Stockholders Agreement provides that notwithstanding the foregoing, the Advisor Holders may effect transfers among themselves and to the members of Bellevue Capital Partners, who may in turn transfer shares to trusts for their or their family members’ benefit, under their control or otherwise affiliated with them.

In addition, in the event of an underwritten offering of Common Stock, the Advisor Holders will not effect any disposition of any shares of Common Stock during the period (the “Offering Blackout Period”) beginning upon receipt by the Advisor Holders of written notice from GNL, but in any event no earlier than the 15th day preceding the anticipated date of pricing of such underwritten offering, and ending no later than 90 days after the closing date of such underwritten offering, and in no event for any longer period than is applicable to GNL’s directors and officers in connection with such underwritten offering. However, the Advisor Holders will not be required to observe or comply with the Offering Blackout Period if they are not disposing of any of shares of Common Stock in such underwritten offering. Furthermore, such lockup will not prohibit the Advisor Holders from pledging their shares of Common Stock pursuant to a bona fide margin loan or prevent the lender from exercising foreclosure remedies pursuant to such loan.

CUSIP No. 379378201	SCHEDULE 13D	Page 15 of 18

Board Nomination Right

The Advisor Holders have the right to designate one individual for nomination and election to GNL’s board of directors (the “GNL Board”), beginning at the first election of directors after both James L. Nelson and Edward M. Weil, Jr. are no longer serving on the GNL Board, provided that the Advisor Holders must hold at least 10% of the shares of Common Stock then outstanding at any given time in order to exercise this right. Furthermore, the individual designated by the Advisor Holders must (i) not be affiliated with AR Global, and (ii) satisfy the independence standards under Section 303A of the NYSE Listed Company Manual.

The above description of the Registration Rights and Stockholders Agreement is a summary and is qualified in its entirety by the terms of the Registration Rights and Stockholders Agreement, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

Joinder Agreement

On September 14, 2023, the Issuer entered into a Joinder to the Registration Rights and Stockholders Agreement, pursuant to which it consented to the transfer of 29,614,825 shares of Common Stock by Advisor Parent to MWM for all purposes under the Registration Rights and Stockholders Agreement and acknowledged that MWM may accede to all rights and obligations of a Holder (as defined in the Registration Rights and Stockholders Agreement) thereunder.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Based on the most recent information available, the aggregate number and percentage of shares of Common Stock that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 230,172,008 outstanding shares of Common Stock as of September 12, 2023.

In its capacity as sole member and controlling person of ARC SLP, AR Global may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by ARC SLP. In its capacity as sole member and controlling person of AR Global, AR Capital, MWM and MWM I, Bellevue may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by each of AR Global, AR Capital, MWM and MWM I. In his capacity as the sole managing member of Bellevue Capital Partners, Mr. Schorsch may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Bellevue Capital Partners. Each of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital and ARC SLP and Mr. Schorsch disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein. In addition, Mr. Schorsch directly holds 409,945 shares of Common Stock and his spouse directly holds 89, 264 shares of Common Stock.

Mr. Weil directly beneficially owns 66,560 shares of Common Stock. In addition, Mr. Weil holds a non-controlling equity interest in Bellevue Capital Partners. Mr. Weil does not have direct or indirect voting or investment power over any shares that Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital or ARC SLP beneficially own and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Weil declares that filing this Schedule 13D shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital or ARC SLP.

Except as described above, executive officers of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital or ARC SLP listed in Schedule I hereto do not beneficially own shares of Common Stock.

CUSIP No. 379378201	SCHEDULE 13D	Page 16 of 18

(c) Except as described in Item 3 and Item 4, the Reporting Persons have not engaged in any transactions in the Common Stock during the 60 days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Persons, there have been no transactions by any executive officer of Bellevue Capital Partners, MWM, MWM I, AR Global, AR Capital or ARC SLP listed in Schedules I hereto in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set out in Items 3 and 4 of this Schedule 13D are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Name
99.1	Joint Filing Agreement by and among certain of the Reporting Persons, dated as of September 22, 2023.*
99.2	Power of attorney*
99.3	Registration Rights and Stockholders Agreement (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on September 12, 2023).
99.4	Joinder Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2023).

*Filed herewith.

CUSIP No. 379378201	SCHEDULE 13D	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: September 22, 2023

MWM PIC, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

MWM I, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

AR CAPITAL, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

AR GLOBAL INVESTMENTS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

CUSIP No. 379378201	SCHEDULE 13D	Page 18 of 18

Dated: September 22, 2023

American Realty Capital Global II Special LP LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

NICHOLAS S. SCHORSCH

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

NICHOLAS S. SCHORSCH 2016 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: September 22, 2023

EDWARD M. WEIL, JR.

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

SCHEDULE I

1.	EXECUTIVE OFFICERS OF BELLEVUE CAPITAL PARTNERS, LLC

The following is a list of the executive officers of Bellevue Capital Partners, LLC:

Name	Present Principal Occupation or Employment	Citizenship
Joseph Marnikovic	Chief Financial Officer	USA
Nicholas Schorsch Jr.	Chief Operating Officer	USA
Michael R. Anderson	General Counsel	USA

2.	EXECUTIVE OFFICERS OF MWM PIC, LLC

NONE

3.	EXECUTIVE OFFICERS OF MWM PIC, LLC

NONE

4.	EXECUTIVE OFFICERS OF AR GLOBAL INVESTMENTS, LLC

The following is a list of the executive officers of AR Global Investments, LLC:

Name	Present Principal Occupation or Employment	Citizenship
Edward M. Weil, Jr.	Chief Executive Officer	USA
Joseph Marnikovic	Chief Financial Officer	USA
Nicholas Schorsch Jr.	Chief Operating Officer	USA
Michael R. Anderson	General Counsel	USA

5.	EXECUTIVE OFFICERS OF AR CAPITAL, LLC

NONE

6.	EXECUTIVE OFFICERS OF American Realty Capital Global II Special LP LLC

NONE